

December 27, 2023

Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited
No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People's Republic of China

Re: Oriental Rise Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed December 14, 2023
File No. 333-274976

Dear Dezhi Liu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed December 14, 2023

Cover Page

1.   We note that the cover page states: "Up to 1,000,000 Ordinary Shares may be offered for resale or otherwise disposed of by each shareholder named in this prospectus (the "Selling Shareholders")." Please revise to clarify this is a separate prospectus.

General

2.   We note your revised disclosure in response to previous comment 6 and reissue the comment. Please restore your disclosures to the disclosures as they existed in the registration statement as of July 7, 2023.

3.   We note the Selling Shareholders section was removed from the Public Offering Prospectus, please revise to reinstate this section in the Public Offering Prospectus so that investors in the public offering have this information as well.

<u>Resale Prospectus Cover Page, page Alt-i</u>

4.   We note that you have included separate pages for the resale prospectus. Please revise the cover page of the resale prospectus to include the information from the cover page of the public offering prospectus, including the disclosure related to your organizational structure, risks related to operations in China and Hong Kong, how you will refer to the holding company and subsidiaries and how cash is transferred in your organization.

       Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Industrial Applications and Services

cc: Joe Laxague, Esq.